MUFG Americas Holdings Corporation
1251 Avenue of the Americas
New York, NY 10020

February 27, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that MUFG Americas Holdings Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ending December 31, 2018, which was filed with the Securities and Exchange Commission on February 27, 2019.

Respectfully submitted,

MUFG Americas Holdings Corporation

By:     /s/ Michael F. Coyne

Name:	Michael F. Coyne

Title:	General Counsel